Mail Stop 4561
via fax (858) 826-6679

January 7, 2010

Mr. Kenneth C. Dahlberg
Chairman of the Board and Chief Executive Officer
SAIC, Inc.
10260 Campus Point Drive
San Diego, California 92121

> **Re:** **SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed March 30, 2009**
> **File No. 001-33072**

Dear Mr. Dahlberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief